Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-253421

GS Finance Corp. $1,277,000 Autocallable ETF-Linked Notes due 2027 guaranteed by The Goldman Sachs Group, Inc.

The notes do not bear interest. The notes will mature on the stated maturity date (April 7, 2027) unless they are automatically called on any call observation date commencing on March 31, 2023.  Your notes will be automatically called on a call observation date if the closing level of each of the iShares® Russell 2000 Value ETF and the SPDR® S&P® Regional Banking ETF (each, an ETF) on such date is greater than or equal to its initial level ($161.40 with respect to the iShares® Russell 2000 Value ETF and $68.90 with respect to the SPDR® S&P® Regional Banking ETF), resulting in a payment on the corresponding call payment date for each $1,000 face amount of your notes equal to such $1,000 face amount plus the product of $1,000 times the applicable call premium amount. The call observation dates, the call payment dates and the applicable call premium amount for each call payment date are specified on page PS-5 of this pricing supplement.

The return on your notes is linked to the performances of the iShares® Russell 2000 Value ETF and the SPDR® S&P® Regional Banking ETF, and not to that of the Russell 2000® Value Index or the S&P® Regional Banks Select Industry Index (each, an index) on which the respective ETFs are based. The ETFs follow a strategy of “representative sampling”, which in each case means the ETF’s holdings are not the same as those of its index. The performance of any ETF may significantly diverge from that of its index.

The amount that you will be paid on your notes at maturity, if they have not been automatically called, is based on the performance of the lesser performing ETF (the ETF with the lowest ETF return). The ETF return for each ETF is the percentage increase or decrease in its final level (the closing level of such ETF on the determination date, March 31, 2027) from its initial level.

At maturity, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

•	if the final level of each ETF is greater than or equal to its initial level, $1,585;
•	if the final level of each ETF is greater than or equal to 60% of its initial level but the final level of any ETF is less than its initial level, $1,000; or
•

if the final level of any ETF is less than 60% of its initial level, the sum of (i) $1,000 plus (ii) the product of (a) the lesser performing ETF return times (b) $1,000. You will receive less than 60% of the face amount of your notes.

If the ETF return for any ETF is less than -40%, the percentage of the face amount of your notes you will receive will be based on the performance of the ETF with the lowest ETF return. In such event, you will receive less than 60% of the face amount of your notes.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-11.

The estimated value of your notes at the time the terms of your notes are set on the trade date is equal to approximately $939 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman Sachs & Co. LLC would initially buy or sell your notes, if it makes a market in the notes, see the following page.

Original issue date:	April 5, 2022	Original issue price:	100% of the face amount
Underwriting discount:	0.5% of the face amount	Net proceeds to the issuer:	99.5% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Pricing Supplement No. 5,940 dated March 31, 2022.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is equal to approximately $939 per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately the estimated value of your notes at the time of pricing, plus an additional amount (initially equal to $61 per $1,000 face amount).

Prior to June 30, 2022, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis from the time of pricing through June 29, 2022). On and after June 30, 2022, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market) will equal approximately the then-current estimated value of your notes determined by reference to such pricing models.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below, does not set forth all of the terms of your notes and therefore should be read in conjunction with such documents:

•General terms supplement no. 2,913 dated June 17, 2021

•Prospectus supplement dated March 22, 2021

•Prospectus dated March 22, 2021

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture, as so supplemented and as further supplemented thereafter, is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.

The notes will be issued in book-entry form and represented by master note no. 3, dated March 22, 2021.

Terms AND CONDITIONS

CUSIP / ISIN: 40057LM32 / US40057LM327

Company (Issuer): GS Finance Corp.

Guarantor: The Goldman Sachs Group, Inc.

Underliers (each individually, an underlier): the iShares® Russell 2000 Value ETF (current Bloomberg symbol: “IWN UP Equity”), or any successor underlier, and the SPDR® S&P® Regional Banking ETF (current Bloomberg symbol: “KRE UP Equity”), or any successor underlier, as each may be modified, replaced or adjusted from time to time as provided herein

Underlying indices (each individually, an underlying index): with respect to the iShares® Russell 2000 Value ETF, the Russell 2000® Value Index and with respect to the SPDR® S&P® Regional Banking ETF, the S&P Regional Banks Select Industry Index

Face amount: $1,277,000 in the aggregate on the original issue date; the aggregate face amount may be increased if the company, at its sole option, decides to sell an additional amount on a date subsequent to the trade date

Authorized denominations: $1,000 or any integral multiple of $1,000 in excess thereof

Principal amount:  Subject to redemption by the company as provided under “— Company’s redemption right (automatic call feature)” below, on the stated maturity date the company will pay, for each $1,000 of the outstanding face amount, an amount, if any, in cash equal to the cash settlement amount.

Cash settlement amount:

•	if the final underlier level of each underlier is greater than or equal to its initial underlier level, (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the maturity date premium amount;
•	if the final underlier level of each underlier is greater than or equal to its trigger buffer level but the final underlier level of any underlier is less than its initial underlier level, $1,000; or
•	if the final underlier level of any underlier is less than its trigger buffer level, the sum of (i) $1,000 plus (ii) the product of (a) the lesser performing underlier return times (b) $1,000

Company’s redemption right (automatic call feature): if a redemption event occurs, then the outstanding face amount will be automatically redeemed in whole and the company will pay an amount in cash on the following call payment date, for each $1,000 of the outstanding face amount, equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the applicable call premium amount specified under “Call observation dates” below

Redemption event: a redemption event will occur if, as measured on any call observation date, the closing level of each underlier is greater than or equal to its initial underlier level

Initial underlier level: $161.40 with respect to the iShares® Russell 2000 Value ETF and $68.90 with respect to the SPDR® S&P® Regional Banking ETF

Final underlier level: with respect to an underlier, the closing level of such underlier on the determination date, subject to adjustment as provided in “— Consequences of a market disruption event or non-trading day” and “— Discontinuance or modification of an underlier” below

Underlier return: with respect to an underlier, the quotient of (i) its final underlier level minus its initial underlier level divided by (ii) its initial underlier level, expressed as a percentage

Lesser performing underlier return: the underlier return of the lesser performing underlier

Lesser performing underlier: the underlier with the lowest underlier return

Trigger buffer level: for each underlier, 60% of its initial underlier level

Call premium amount: with respect to any call payment date, the applicable call premium amount specified in the table set forth under “Call observation dates” below; as shown in such table, the call premium amount increases the longer the notes are outstanding

Maturity date premium amount: 58.5%

Trade date: March 31, 2022

Original issue date: April 5, 2022

Determination date: March 31, 2027, unless the calculation agent determines that, with respect to any underlier, a market disruption event occurs or is continuing on that day or that day is not otherwise a trading day. In the event the originally scheduled determination date is a non-trading day with respect to any underlier, the determination date will be the first day thereafter that is a trading day for all underliers (the “first qualified trading day”) provided that no market disruption event occurs or is continuing with respect to an underlier on that day. If a market disruption event with respect to an underlier occurs or is continuing on the originally scheduled determination date or the first qualified trading day, the determination date will be the first following trading day on which the calculation agent determines that each underlier has had at least one trading day (from and including the originally scheduled determination date or the first qualified trading day, as applicable) on which no market disruption event has occurred or is continuing and the closing level of each underlier will be determined on or prior to the postponed determination date as set forth under “— Consequences of a market disruption event or a non-trading day” below. (In such case, the determination date may differ from the date on which the level of an underlier is determined for the purpose of the calculations to be performed on the determination date.) In no event, however, will the determination date be postponed to a date later than the originally scheduled stated maturity date or, if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date, either due to the occurrence of serial non-trading days or due to the occurrence of one or more market disruption events. On such last possible determination date, if a market disruption event occurs or is continuing with respect to an underlier that has not yet had such a trading day on which no market disruption event has occurred or is continuing or if such last possible day is not a trading day with respect to such underlier, that day will nevertheless be the determination date

Stated maturity date: April 7, 2027, unless that day is not a business day, in which case the stated maturity date will be postponed to the next following business day.  The stated maturity date will also be postponed if the determination date is postponed as described under “— Determination date” above. In such a case, the stated maturity date will be postponed by the same number of business day(s) from but excluding the originally scheduled determination date to and including the actual determination date.

Call observation dates: the dates specified as such in the table below, unless the calculation agent determines that, with respect to any underlier, a market disruption event occurs or is continuing on that day or that day is not otherwise a trading day.

In the event the originally scheduled call observation date is a non-trading day with respect to any underlier, the call observation date will be the first day thereafter that is a trading day for all underliers (the “first qualified call trading day”) provided that no market disruption event occurs or is continuing with respect to an underlier on that day. If a market disruption event with respect to an underlier occurs or is continuing on the originally scheduled call observation date or the first qualified call trading day, the call observation date will be the first following trading day on which the calculation agent determines that each underlier has had at least one trading day (from and including the originally scheduled call observation date or the first qualified call trading day, as applicable) on which no market disruption event has occurred or is continuing and the closing level of each underlier for that call observation date will be determined on or prior to the postponed call observation date as set forth under “— Consequences of a market disruption event or a non-trading day” below. (In such case, the call observation date may differ from the date on which the level of an underlier is determined for the purpose of the calculations to be performed on the call observation date.) In no event, however, will the call observation date be postponed to a date later than the originally scheduled call payment date or, if the originally scheduled call payment date is not a business day, later than the first business day after the originally scheduled call payment date, either due to the occurrence of serial non-trading days or due to the occurrence of one or more market disruption events. On such last possible call observation date applicable to the relevant call payment date, if a market disruption event occurs or is continuing with respect to an underlier that has not yet had such a trading day on which no market disruption event has occurred or is continuing or if such last possible day is not a trading day with respect to such underlier, that day will nevertheless be the call observation date.

Call Observation Dates	Call Payment Dates	Call Premium Amount
March 31, 2023	April 7, 2023	11.7%
April 1, 2024	April 8, 2024	23.4%
March 31, 2025	April 7, 2025	35.1%
March 31, 2026	April 7, 2026	46.8%

Call payment dates: the dates specified as such in the table set forth under “Call observation dates” above, unless, for any such call payment date, that day is not a business day, in which case such call payment date will be postponed to the next following business day. If a call observation date is postponed as described under “Call observation dates” above, such call payment date will be postponed by the same number of business day(s) from but excluding the applicable originally scheduled call observation date to and including the actual call observation date

Closing level: on any trading day, with respect to an underlier, the closing sale price or last reported sale price, regular way, for such underlier, on a per-share or other unit basis:

•	on the principal national securities exchange on which such underlier is listed for trading on that day, or
•	if such underlier is not listed on any national securities exchange on that day, on any other U.S. national market system that is the primary market for the trading of such underlier.

If an underlier is not listed or traded as described above, then the closing level for such underlier on any day will be the average, as determined by the calculation agent, of the bid prices for such underlier obtained from as many dealers in such underlier selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or the company’s affiliates.

The closing level of an underlier is subject to adjustment as described under “— Anti-dilution adjustments” below.

Trading day: with respect to an underlier, a day on which (a) the exchange on which such underlier has its primary listing is open for trading and (b) the price of one share of such underlier is quoted by the exchange on which such underlier has its primary listing.

Successor underlier: with respect to an underlier, any substitute underlier approved by the calculation agent as a successor as provided under “— Discontinuance or modification of an underlier” below

Underlier investment advisor: with respect to an underlier, at any time, the person or entity, including any successor investment advisor or trustee, as applicable, that serves as an investment advisor or trustee to such underlier as then in effect

Underlier stocks: with respect to an underlier, at any time, the stocks that comprise such underlier as then in effect, after giving effect to any additions, deletions or substitutions

Market disruption event: With respect to any given trading day, any of the following will be a market disruption event with respect to an underlier:

•

a suspension, absence or material limitation of trading in such underlier on its primary market for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion,

•

a suspension, absence or material limitation of trading in option or futures contracts relating to such underlier in the primary market for those contracts for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	such underlier does not trade on what was the primary market for such underlier, as determined by the calculation agent in its sole discretion,

and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of the company or any of its affiliates or a similarly situated person to unwind all or a material portion of a hedge that could be effected with respect to this note.

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and
•	a decision to permanently discontinue trading in option or futures contracts relating to such underlier.

For this purpose, an “absence of trading” in the primary securities market on which shares of such underlier are traded, or on which option or futures contracts, if available, relating to such underlier are traded, will not include any time when that market is itself closed for trading under ordinary circumstances.  In contrast, a suspension or limitation of trading in shares of such underlier or in option or futures contracts, if available, relating to such underlier in the primary market for such underlier or those contracts, by reason of:

•	a price change exceeding limits set by that market,
•	an imbalance of orders relating to the shares of such underlier or those contracts, or
•	a disparity in bid and ask quotes relating to the shares of such underlier or those contracts,

will constitute a suspension or material limitation of trading in shares of such underlier or those contracts in that market.

A market disruption event with respect to one underlier will not, by itself, constitute a market disruption event for any unaffected underlier.

Consequences of a market disruption event or a non-trading day: With respect to any underlier, if a market disruption event occurs or is continuing on a day that would otherwise be a call observation date or the determination date, or such day is not a trading day, then such call observation date or the determination date will be postponed as described under “— Call observation dates” or “— Determination date” above. If any call observation date or the determination date is postponed to the last possible date due to the occurrence of serial non-trading days, the level of each underlier will be the calculation agent’s assessment of such level, in its sole discretion, on such last possible postponed call observation date or determination date, as applicable. If any call observation date or the determination date is postponed due to a market disruption event with respect to any underlier, the closing level of each underlier with respect to such call observation date or the final underlier level with respect to the determination date, as applicable, will be calculated based on (i) for any underlier that is not affected by a market disruption event on (a) the applicable originally scheduled call observation date or the first qualified call trading day thereafter (if applicable) or (b) the originally scheduled determination date or the first qualified trading day thereafter (if applicable), the closing level of the underlier on that date, (ii) for any underlier that is affected by a market disruption event on (a) the applicable originally scheduled call observation date or the first qualified call trading day thereafter (if applicable) or (b) the originally scheduled determination date or the first qualified trading day thereafter (if applicable), the closing level of the underlier on the first following trading day on which no market disruption event exists for such underlier and (iii) the calculation agent’s assessment, in its sole discretion, of the level of any underlier on the last possible postponed call observation date or determination date, as applicable, with respect to such underlier as to which a market disruption event continues through the last possible postponed call observation date or determination date. As a result, this could result in the closing level on any call observation date or final underlier level on the determination date of each underlier being determined on different calendar dates. For the avoidance of doubt, once the closing level for an underlier is determined for a call observation date or determination date, the occurrence of a later market disruption event or non-trading day will not alter such calculation.

Discontinuance or modification of an underlier: If an underlier is delisted from the exchange on which the underlier has its primary listing and its underlier investment advisor or anyone else publishes a substitute underlier that the calculation agent determines is comparable to such underlier and approves as a successor underlier, or if the calculation agent designates a substitute underlier, then the calculation agent will determine the amount payable on the applicable call payment date or the stated maturity date, as applicable, by reference to such successor underlier.

If the calculation agent determines on a call observation date or the determination date, as applicable, that an underlier is delisted or withdrawn from the exchange on which the underlier has its primary listing and there is no successor underlier, the calculation agent will determine the amount payable on the applicable call payment date or the stated maturity date, as applicable, by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate such underlier.

If the calculation agent determines that an underlier, the underlier stocks comprising such underlier or the method of calculating such underlier is changed at any time in any respect — including any split or reverse split of the underlier, a material change in the investment objective of the underlier and any addition, deletion or substitution and any reweighting or rebalancing of such underlier stocks and whether the change is made by the underlier investment advisor under its existing policies or following a modification of those policies, is due to the publication of a successor underlier, is due to events affecting one or more of the underlier stocks or their issuers or is due to any other reason— then the calculation agent will be permitted (but not required) to make such adjustments in such underlier or the method of its calculation as it believes are appropriate to ensure that the levels of such underlier used to determine the amount payable, if any on the call payment date or the amount in cash on the stated maturity date, as applicable, is equitable.

All determinations and adjustments to be made by the calculation agent with respect to an underlier may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Anti-dilution adjustments:  the calculation agent will have discretion to adjust the closing level of an underlier if certain events occur (including those described above under “— Discontinuance or modification of an underlier”). In the event that any event other than a delisting or withdrawal from the relevant exchange occurs, the calculation agent shall determine whether and to what extent an adjustment should be made to the level of such underlier or any other term. The calculation agent shall have no obligation to make an adjustment for any such event.

Calculation agent: Goldman Sachs & Co. LLC (“GS&Co.”)

Tax characterization: The holder, on behalf of itself and any other person having a beneficial interest in this note, hereby agrees with the company (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to characterize this note for all U.S. federal income tax purposes as a pre-paid derivative contract in respect of the underliers.

Overdue principal rate: the effective Federal Funds rate

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical closing levels of the underliers on a call observation date and on the determination date could have on the amount of cash payable on a call payment date or on the stated maturity date, as the case may be, assuming all other variables remain constant.

The examples below are based on a range of underlier levels that are entirely hypothetical; no one can predict what the closing level of any underlier will be on any day throughout the life of your notes, what the closing level of any underlier will be on any call observation date or what the final underlier level of the lesser performing underlier will be on the determination date. The underliers have been highly volatile in the past — meaning that the underlier levels have changed substantially in relatively short periods — and their performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to a call payment date or the stated maturity date, as the case may be. If you sell your notes in a secondary market prior to a call payment date or the stated maturity date, as the case may be, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below such as interest rates, the volatility of the underliers, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page PS-11 of this pricing supplement. The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Trigger buffer level	with respect to each underlier, 60% of its initial underlier level

The notes are not automatically called, unless otherwise indicated below

Neither a market disruption event nor a non-trading day occurs on any originally scheduled call observation date or the originally scheduled determination date

No change in or affecting any underlier, any underlier stock, any policy of the applicable underlier investment advisor or any method by which the applicable underlying index sponsor calculates its underlying index

Notes purchased on original issue date at the face amount and held to a call payment date or the stated maturity date

For these reasons, the actual performance of the underliers over the life of your notes, particularly on each call observation date and the determination date, as well as the amount payable on a call payment date or at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the underlier levels during recent periods, see “The Underliers — Historical Closing Levels of the Underliers” on page PS-29. Before investing in the notes, you should consult publicly available information to determine the underlier levels between the date of this pricing supplement and the date of your purchase of the notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.  Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

Hypothetical Amount in Cash Payable on a Call Payment Date

The examples below show hypothetical amounts that we would pay on a call payment date with respect to each $1,000 face amount of the notes if the closing level of each underlier is greater than or equal to its initial underlier level on the applicable call observation date. While there are four potential call payment dates with respect to your notes, the examples below only illustrate the amount you will receive, if any, on the first and second call payment dates.

If your notes are automatically called on the first call observation date (i.e., on the first call observation date the closing level of each underlier is greater than or equal to its initial underlier level), the amount in cash that we would deliver for each $1,000 face amount of your notes on the applicable call payment date would be the sum of $1,000 plus the product of the applicable call premium amount times $1,000. If, for example, the closing level of each underlier was determined to be 120% of its initial underlier level, your notes would be automatically called and the amount in cash that we would deliver on your notes on the corresponding call payment date would be 111.7% of the face amount of your notes or $1,117 for each $1,000 of the face amount of your notes.

If the notes are not automatically called on the first call observation date and are automatically called on the second call observation date (i.e., on the first call observation date the closing level of any underlier is less than its initial underlier level, and on the second call observation date the closing level of each underlier is greater than or equal to its initial underlier level), the amount in cash that we would deliver for each $1,000 face amount of your notes on the applicable call payment date would be the sum of $1,000 plus the product of the applicable call premium amount times $1,000. If, for example, the closing level of each underlier was determined to be 130% of its initial underlier level, your notes would be automatically called and the amount in cash that we would deliver on your notes on the corresponding call payment date would be 123.4% of the face amount of your notes or $1,234 for each $1,000 of the face amount of your notes.

Hypothetical Payment at Maturity

If the notes are not automatically called on any call observation date (i.e., on each call observation date the closing level of any underlier is less than its initial underlier level), the cash settlement amount we would deliver for each $1,000 face amount of your notes on the stated maturity date will depend on the performance of the lesser performing underlier on the determination date, as shown in the table below.  The table below assumes that the notes have not been automatically called on a call observation date and reflects hypothetical cash settlement amounts that you could receive on the stated maturity date.

The levels in the left column of the table below represent hypothetical final underlier levels of the lesser performing underlier and are expressed as percentages of the initial underlier level of the lesser performing underlier.  The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level of the lesser performing underlier, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent).  Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level of the lesser performing underlier and the assumptions noted above.

The Notes Have Not Been Automatically Called

Hypothetical Final Underlier Level of the Lesser Performing Underlier (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
175.000%	158.500%
150.000%	158.500%
125.000%	158.500%
110.000%	158.500%
100.000%	158.500%
99.999%	100.000%
85.000%	100.000%
60.000%	100.000%
59.999%	59.999%
50.000%	50.000%
25.000%	25.000%
0.000%	0.000%

If, for example, the notes have not been automatically called on a call observation date and the final underlier level of the lesser performing underlier were determined to be 25.000% of its initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 25.000% of the face amount of your notes, as shown in the table above.  As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 75.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).  If the notes have not been automatically called on a call observation date and the final underlier level of the lesser performing underlier were determined to be 85.000% of its initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 100.000% of the face amount of your notes, as shown in the table above. In addition, if the final underlier level of the lesser performing underlier were determined to be 175.000% of its initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be limited to 158.500% of each $1,000 face amount of your notes, as shown in the table above.  As a result, if you held your notes to the stated maturity date, the cash settlement amount will be capped, and you would not benefit from any increase in the final underlier level over the initial underlier level.

The amounts shown above are entirely hypothetical; they are based on market prices for the underliers that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page PS-13.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual closing levels of the underliers on any day, the final underlier levels or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the closing levels of the underliers and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive on a call payment date or the stated maturity date, if any, and the rate of return on the offered notes will depend on whether or not the notes are automatically called and on the actual closing levels of the underliers on the call observation dates and the actual final underlier levels determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the amount in cash to be paid in respect of your notes on a call payment date or the stated maturity date, as applicable, may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, in the accompanying prospectus supplement and under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 2,913. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, the accompanying prospectus supplement and the accompanying general terms supplement no. 2,913. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., with respect to an underlier to which your notes are linked, the stocks comprising such underlier. You should carefully consider whether the offered notes are appropriate given your particular circumstances.

Risks Related to Structure, Valuation and Secondary Market Sales

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors. The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models. As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount described under “Estimated Value of Your Notes”) will decline to zero on a straight line basis over the period from the date hereof through the applicable date set forth above under “Estimated Value of Your Notes”. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “—The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes — Your Notes May Not Have an Active Trading Market” on page S-7 of the accompanying general terms supplement no. 2,913.

The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

Although the return on the notes will be based on the performance of each underlier, the payment of any amount due on the notes is subject to the credit risk of GS Finance Corp., as issuer of the notes, and the credit risk of The Goldman Sachs Group, Inc., as guarantor of the notes. The notes are our unsecured obligations. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Similarly, investors are dependent on the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes, and therefore are also subject to its credit risk and to changes in the market’s view of its creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series F Program — How the Notes Rank Against Other Debt” on page S-5 of the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Guarantee by The Goldman Sachs Group, Inc.” on page 67 of the accompanying prospectus.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. Assuming your notes are not automatically called, the cash settlement amount on your notes, if any, on the stated maturity date will be based on the performance of the lesser performing of the underliers as measured from their initial underlier levels to their closing levels on the determination date. If the final underlier level of any underlier is less than its trigger buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the lesser performing underlier return times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to a call payment date or the stated maturity date, as the case may be, may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Amount You Will Receive on a Call Payment Date or on the Stated Maturity Date, as the Case May Be, Will Be Capped

Regardless of the closing levels of the underliers on a call observation date, the amount in cash that you may receive on the call payment date is capped. Even if the closing level of each underlier on a call observation date exceeds its initial underlier level, causing the notes to be automatically called on such day, the amount in cash payable on the call payment date will be capped, and you will not benefit from the increases in the closing levels of the underliers above their initial underlier levels on the call observation date. If your notes are automatically called on a call observation date, the maximum payment you will receive for each $1,000 face amount of your notes will depend on the applicable call premium amount.  In addition, the cash settlement amount you may receive on the stated maturity date is capped due to the maturity date premium amount.

The Return on Your Notes May Change Significantly Despite Only a Small Change in the Level of the Lesser Performing Underlier

If your notes are not automatically called and the final underlier level of the lesser performing underlier is less than its trigger buffer level, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while a decrease in the final underlier level of the lesser performing underlier to its trigger buffer level will not result in a loss of principal on the notes, a decrease in the final underlier level of the lesser performing underlier to less than its trigger buffer level will result in a loss of a significant portion of the face amount of the notes despite only a small change in the level of the lesser performing underlier.

Your Notes Are Subject to Automatic Redemption

We will automatically call and redeem all, but not part, of your notes on a call payment date if, as measured on any call observation date, the closing level of each underlier is greater than or equal to its initial underlier level. Therefore, the term for your notes may be reduced. You may not be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to maturity. For the avoidance of doubt, if your notes are automatically called, no discounts, commissions or fees described herein will be rebated or reduced.

The Amount In Cash That You Will Receive on a Call Payment Date or on the Stated Maturity Date is Not Linked to the Closing Levels of the Underliers at Any Time Other Than on the Applicable Call Observation Date or on the Determination Date, as the Case May Be

The amount in cash that you will receive on a call payment date, if any, will be paid only if the closing level of each underlier on the applicable call observation date is equal to or greater than its initial underlier level.  Therefore, the closing levels of the underliers on dates other than the call observation dates will have no effect on any amount paid in respect of your notes on the call payment date.  In addition, the cash settlement amount you will receive on the stated maturity date, if any, will be based on the closing levels of the underliers on the determination date (which is subject to postponement in case of market disruption events or non-trading days), and therefore not the simple performance of the underliers over the life of your notes.  Therefore, if the closing level of an underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing levels of the underliers prior to such drop.

The Cash Settlement Amount Will Be Based Solely on the Lesser Performing Underlier

If the notes are not automatically called, the cash settlement amount will be based on the lesser performing underlier without regard to the performance of the other underlier. As a result, you could lose all or some of your initial investment if the lesser performing underlier return is negative, even if there is an increase in the level of the other underlier. This could be the case even if the other underlier increased by an amount greater than the decrease in the lesser performing underlier.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the levels of the underliers;
•	the volatility – i.e., the frequency and magnitude of changes – in the closing levels of the underliers;
•	the dividend rates of the underlier stocks;
•

economic, financial, regulatory, political, military, public health and other events that affect stock markets generally and the underlier stocks, and which may affect the closing level of the underlier or underliers;

•	interest rates and yield rates in the market;
•	the time remaining until your notes mature; and
•

our creditworthiness and the creditworthiness of The Goldman Sachs Group, Inc., whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or the credit ratings of The Goldman Sachs Group, Inc. or changes in other credit measures.

Without limiting the foregoing, the market value of your notes may be negatively impacted by increasing interest rates. Such adverse impact of increasing interest rates could be significantly enhanced in notes with longer-dated maturities, the market values of which are generally more sensitive to increasing interest rates.

These factors may influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the underliers based on their historical performance.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The amount in cash that you will be paid for your notes on the stated maturity date, if any, or the amount you will be paid on a call payment date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to a call payment date or the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to a call payment date or the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

The Return on Your Notes Will Not Reflect Any Dividends Paid on the Underliers or the Underlier Stocks

The return on your notes will not reflect the return you would realize if you actually owned the underliers and received the distributions paid on the shares of such underliers. You will not receive any dividends that may be paid on any of the underlier stocks by the underlier stock issuers or the shares of the underliers. See “— You Have No Shareholder Rights or Rights to Receive Any Shares of the Underliers or Any Underlier Stock” below for additional information.

You Have No Shareholder Rights or Rights to Receive Any Shares of the Underliers or Any Underlier Stock

Investing in your notes will not make you a holder of any shares of the underliers or any underlier stocks. Neither you nor any other holder or owner of your notes will have any rights with respect to the underliers or the underlier stocks, including any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underliers or the underlier stocks or any other rights of a holder of any shares of the underliers or the underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any shares of the underliers or any underlier stocks.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

Additional Risks Related to the Underliers

Except to the Extent GS&Co. and One or More of Our Other Affiliates Act as Authorized Participants in the Distribution of, and, at Any Time, May Hold, Shares of, the Underliers, There Is No Affiliation Between the Underlier Investment Advisors and Us

GS&Co. and one or more of our other affiliates may act, from time to time, as authorized participants in the distribution of shares of the underliers, and, at any time, may hold shares of the underliers. Goldman Sachs is not otherwise affiliated with the underlier investment advisors or the issuers of the underlier stocks. Our affiliates may currently or from time to time in the future engage in business with issuers of the underlier stocks. Nevertheless, neither we nor any of our affiliates have participated in the preparation of any publicly available information or made any “due diligence” investigation or inquiry with respect to the underlier or the issuers of the underlier stocks. You, as an investor in the notes, should make your own investigation into the underliers and the issuers of the underlier stocks.

Neither the underlier investment advisors nor any issuers of the underlier stocks are involved in the offering of the notes in any way and none of them have any obligation of any sort with respect to the notes. Neither the underlier investment advisors nor any such issuers have any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of the notes.

The Policies of the Investment Advisor For Any Underlier and of the Underlying Index Sponsor of the Underlying Index Tracked By Any Underlier Could Affect the Amount Payable on Your Notes and Their Market Value

The investment advisor of any underlier may from time to time be called upon to make certain policy decisions or judgments with respect to such underlier, including those concerning the calculation of the net asset value of such underlier, additions, deletions or substitutions of securities held by such underlier and the manner in which changes affecting the underlying index for such underlier are reflected in such underlier that could affect the market price of the shares of the underlier, and therefore, the amount payable on your notes on the stated maturity date. The amount payable on your notes and their market value could also be affected if the investment advisor changes its policies, for example, by changing the manner in which it calculates the net asset value of such underlier, or if the investment advisor discontinues or suspends calculation or publication of the net asset value of such underlier, in which case it may become difficult or inappropriate to determine the market value of your notes. The investment advisor of the iShares® Russell 2000 Value ETF is the BlackRock Fund Advisors and the investment advisor of the SPDR® S&P® Regional Banking ETF is State Street Global Advisors Trust Company.

If events such as these occur, the calculation agent — which initially will be GS & Co. — may determine the closing level of the underliers on a call observation date or the determination date — and thus the amount payable on a call payment date or the stated maturity date, if any — in a manner, in its sole discretion, it considers appropriate. We describe the discretion that the calculation agent will have in determining the closing level of the underliers on a call observation date or the determination date, as applicable, and the amount payable on your notes more fully under “Terms and Conditions — Discontinuance or modification of an underlier” on page PS-7 of this pricing supplement.

In addition, the underlying index sponsor of the underlying index of any underlier owns that underlying index and is responsible for the design and maintenance of that underlying index. The policies of an underlying index sponsor concerning the calculation of a particular underlying index, including decisions regarding the addition, deletion or substitution of the equity securities included in that underlying index, could affect the level of that underlying index and, consequently, could affect the market prices of shares of the related underlier and, therefore, the amount payable on your notes and their market value. The underlying index sponsor for the underlying index of the iShares® Russell 2000 Value ETF is FTSE Russell and the underlying index sponsor of the SPDR® S&P® Regional Banking ETF is SSGA Funds Management (“SSGA”).

There is No Assurance That an Active Trading Market Will Continue for the Underliers or That There Will Be Liquidity in Any Such Trading Market; Further, the Underliers are Subject to Management Risks, Securities Lending Risks and Custody Risks

Although the shares of the underliers are listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of any underlier or that there will be liquidity in the trading market..

In addition, each underlier is subject to management risk, which is the risk that the underlier investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the underlier investment advisor for an underlier may select up to 20% of an underlier’s assets to be invested in shares of equity securities that are not included in its underlying index. No underlier is actively managed and each underlier may be affected by a general decline in market segments relating to its underlying index. Each underlier investment advisor invests in securities included in, or representative of, the underlying index regardless of their investment merits. The underlier investment advisor does not attempt to take defensive positions in declining markets. In addition, each underlier’s investment advisor may be permitted to engage in securities lending with respect to a portion of an underlier’s total assets, which could subject the underlier to the risk that the borrower of such loaned securities fails to return the securities in a timely manner or at all.

In addition, the underliers are subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agents and depositories.

Further, the underliers are subject to listing standards adopted by NYSE Arca. There can be no assurance that the underliers will continue to meet the applicable listing requirements, or that the underliers will not be delisted.

Each Underlier and Its Underlying Index are Different and the Performance of Each Underlier May Not Correlate With the Performance of its Underlying Index

Each underlier uses a representative sampling strategy (more fully described under “The Underliers”) to attempt to track the performance of its underlying index. Each underlier may not hold all or substantially all of the equity securities included in its underlying index and may hold securities or assets not included in its underlying index. Therefore, while the performance of each underlier is generally linked to the performance of its underlying index, the performance of each underlier is also linked in part to shares of equity securities not included in its underlying index and to the performance of other assets, such as futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds affiliated with its underlier investment advisor.

Imperfect correlation between an underlier’s portfolio securities and those in its underlying index, rounding of prices, changes to its underlying index and regulatory requirements may cause tracking error, which is the divergence of an underlier’s performance from that of its underlying index.

In addition, the performance of each underlier will reflect additional transaction costs and fees that are not included in the calculation of its underlying index and this may increase the tracking error of each underlier. Also, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the performance differential between each underlier and its underlying index. Finally, because the shares of each underlier are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of an underlier may differ from the net asset value per share of that underlier.

For all of the foregoing reasons, the performance of any underlier may not correlate with the performance of its underlying index. Consequently, the cash settlement amount payable on your notes will not be the same as investing directly in each underlier or in each underlying index or in any of the respective underlier stocks or in any of the respective stocks comprising such underlying index, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of each underlying index.

Additional Risks Related to the iShares® Russell 2000 Value ETF

There Is No Guarantee That the Methodology of the Underlying Index That the iShares® Russell 2000 Value ETF Tracks Will Be Successful

The iShares® Russell 2000 Value ETF seeks investment results which correspond generally to the price and yield performance, before fees and expenses, of the Russell 2000® Value Index. The Russell 2000® Value Index is generally considered to be a “small cap,” U.S. equity index and is predominantly comprised of value stocks, meaning stocks issued by companies thought to be undervalued by the market relative to comparable companies. There is no guarantee that the iShares® Russell 2000 Value ETF will outperform any other exchange-traded fund or any index or strategy that tracks U.S. small capitalization stocks selected using other criteria. Stocks that are considered to be value oriented may have lower growth potential than other securities, which may cause the price of the iShares® Russell 2000 Value ETF to decrease over the term of the notes. Accordingly, the investment strategy represented by the iShares® Russell 2000 Value ETF may not be successful, and your investment in the notes may result in a loss. An investment in the notes may also underperform an investment linked to the Russell 2000® Index as a whole.

Additional Risks Related to the SPDR® S&P® Regional Banking ETF

The SPDR® S&P® Regional Banking ETF is Concentrated in Banking Companies and Does Not Provide Diversified Exposure

The SPDR® S&P® Regional Banking ETF is not diversified. The ETF’s assets will be concentrated in banking companies, which means the SPDR® S&P® Regional Banking ETF is more likely to be adversely affected by any negative performance of banking companies than an ETF that has more diversified holdings across a number of sectors. Stock prices for banking companies are affected by extensive governmental regulation which may limit both the amounts and types of loans and other financial commitments those companies can make, the interest rates and fees they can charge and the amount of capital they must maintain. Profitability for banking companies is largely dependent on the availability and cost of capital funds and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact banking companies. Banks may also be subject to severe price competition, as competition is high among banking companies and failure to maintain or increase market share may result in lost market value. In addition, changes in governmental regulation and oversight of financial institutions such as banks and broker-dealers may have an adverse effect on the financial condition of a financial institution and changes in the creditworthiness of financial institutions may adversely affect the values of instruments of issuers in financial industries.

Risks Related to Tax

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and the tax treatment of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there will be no interest payments over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes. We describe these developments in more detail under “Supplemental Discussion of U.S. Federal Income Tax Consequences – United States Holders – Possible Change in Law” below. You should consult your tax advisor about this matter. Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” on page PS-31 below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Your Notes May Be Subject to the Constructive Ownership Rules

There exists a risk that the constructive ownership rules of Section 1260 of the Internal Revenue Code could apply to your notes. If your notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale, exchange, redemption or maturity of your notes would be re-characterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such re-characterized capital gain) to the extent that such capital gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code). Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

THE UNDERLIERS

iShares® Russell 2000 Value ETF

The shares of the iShares® Russell 2000 Value ETF (the “ETF”) are issued by iShares® Trust, a registered investment company.

•  The ETF is a tracking ETF that seeks investment results which correspond generally to the price and yield performance, before fees and expenses, of the Russell 2000® Value Index (the “index”).

•  The ETF’s investment advisor is BlackRock Fund Advisors (“BFA”).

•  The ETF’s shares trade on the NYSE Arca under the ticker symbol “IWN”.

•  The iShares® Trust’s SEC CIK Number is 0001100663.

•  The ETF’s inception date was July 24, 2000.

•  The ETF’s shares are issued or redeemed only in creation units of 50,000 shares or multiples thereof.

We obtained the following fee information from the iShares® website without independent verification. The investment advisor is entitled to receive a management fee from the ETF based on the ETF’s allocable portion of an aggregate management fee based on the aggregate average daily net assets of the ETF and a set of other specified iShares® funds (together, the “funds”) as follows: 0.2500% per annum of the aggregate net assets less than or equal to $46 billion, plus 0.2375% per annum of the aggregate net assets in excess of $46 billion, up to and including $81 billion, plus 0.2257% per annum of the aggregate net assets in excess of $81 billion, up to and including $111 billion, plus 0.2144% per annum of the aggregate net assets in excess of $111 billion, up to and including $141 billion, plus 0.2037% per annum of the aggregate net assets in excess of $141 billion.  As of December 31, 2021, the aggregate expense ratio of the ETF was 0.24% per annum.

The investment advisory agreement between iShares® Trust and BFA provides that BFA will pay all operating expenses of the ETF, except the management fees, interest expenses, taxes, expenses incurred with respect to the acquisition and disposition of portfolio securities and the execution of portfolio transactions, including brokerage commissions, distribution fees or expenses, litigation expenses and any extraordinary expenses.

For additional information regarding iShares® Trust or BFA, please consult the reports (including the Semi-Annual Report to Shareholders on Form N-CSRS for the period ended September 30, 2021) and other information iShares® Trust files with the SEC. In addition, information regarding the ETF (including the top ten holdings and weights and sector weights), may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the iShares® website at us.ishares.com/product_info/fund/overview/IWN.htm. We are not incorporating by reference the website, the sources listed above or any material they include in this pricing supplement.

Investment Objective

The ETF seeks to track the investment results, before fees and expenses, of an index composed of small-capitalization U.S. equities that exhibit value characteristics. The ETF’s investment objective and the index may be changed without shareholder approval.  Notwithstanding the ETF’s investment objective, the return on your notes will not reflect any dividends paid on the ETF shares, on the securities purchased by the ETF or on the securities that comprise the index.

Representative Sampling

BFA uses a representative sampling indexing strategy to manage the ETF.  This strategy involves investing in a representative sample of securities that collectively has an investment profile similar to that of the index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the index.

The ETF generally invests at least 80% of its assets in the component securities of the index and in investments that have economic characteristics that are substantially identical to the component securities of the index (i.e., depositary receipts representing securities of the index) and may invest up to 20% of its assets in certain futures, options and swap contracts, cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates, as well as in securities not included in the index, but which BFA believes will help the ETF track the index. Also, the ETF may lend securities representing up to one-third of the value of the ETF’s total assets (including the value of the collateral received).

Tracking Error

The performance of the ETF and the index may vary due to a variety of factors, including differences between the securities and other instruments held in the ETF’s portfolio and those included in the index, pricing differences, transaction costs incurred by the ETF, the ETF’s holding of uninvested cash, differences in timing of the accrual of or the valuation of dividends or interest, the requirements to maintain pass-through tax treatment, portfolio transactions carried out to minimize the distribution of capital gains to shareholders, acceptance of custom baskets, changes to the index or the costs of complying with various new or existing regulatory requirements. Tracking error also may result because the ETF incurs fees and expenses, while the index does not. The ETF’s use of a representative sampling indexing strategy can be expected to produce a larger tracking error than would result if the ETF used a replication indexing strategy in which an exchange traded fund invests in substantially all of the securities in its index in approximately the same proportions as in the index.

Industry Concentration Policy

The ETF will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the index is concentrated.

Russell 2000® Value Index

The Russell 2000® Value Index, which we also refer to in this description as the “index”:

•	is an equity index, and therefore cannot be invested in directly;
•	does not file reports with the SEC because it is not an issuer;
•	was first launched in 1993 based on an initial value of 1,000 as of May 31, 1993; and
•	is sponsored by FTSE Russell (“FTSE Russell”)

The Russell 2000® Value Index is sponsored by FTSE Russell (“Russell”) and is a sub-index of the Russell 2000® Index. The Russell 2000® Value Index is generally considered to be a “small-cap” U.S. equity index and is predominantly comprised of value stocks, meaning stocks issued by companies thought to be undervalued by the market relative to comparable companies.  Additional information about the Russell 2000® Value Index (including the top ten constituent stocks and sector weights) is available on the following website: ftse.com/analytics/factsheets/Home/Search#. We are not incorporating by reference the website or any material it includes in this pricing supplement.

The Russell 2000® Index includes approximately 2,000 of the smallest securities that form the Russell 3000® Index. The Russell 3000® Index is comprised of the 3,000 largest U.S. companies, or 98% based on market capitalization, of the investable U.S. equity market. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market.

The index is a total return index, meaning that regular cash dividends are reinvested across the index on the dividend ex-date.

Selection of Constituent Stocks of the Russell 2000® Value Index

The Russell 2000® Value Index is a sub-index of the Russell 2000® Index, which is a sub-index of the Russell 3000® Index. To be eligible for inclusion in the Russell 3000® Index and the Russell 2000® Index, and, consequently, the Russell 2000® Value Index, a company’s stocks must be listed on the rank day in May of a given year and FTSE Russell must have access to documentation verifying the company’s eligibility for inclusion. Eligible initial public offerings (“IPOs”) are added to Russell U.S. Indices quarterly, based on total market capitalization rankings within the market-adjusted capitalization breaks established during the most recent reconstitution. To be added to any Russell U.S. index during a quarter outside of reconstitution, IPOs must meet additional eligibility criteria.

A company is included in the U.S. equity markets and is eligible for inclusion in the Russell 3000® Index and the Russell 2000® Index, and consequently, the Russell 2000® Value Index, if that company incorporates in the U.S., has its headquarters in the U.S. and also trades with the highest liquidity in the U.S.  If a company does not satisfy all of the above criteria, it can still be included in the U.S. equity market if any one of the following home country indicators is in the United States: (i) country of incorporation, (ii) country of headquarters and (iii) country in which the company trades with the highest liquidity (as defined by a two-year average daily dollar trading volume from all exchanges within the country), and the primary location of that company’s assets or its revenue, based on an average of two years of assets or revenues data, is also in the United States. In addition, if there is insufficient information to assign a company to the U.S. equity markets based on its assets or revenue, the company may nonetheless be assigned to the U.S. equity markets if the headquarters of the company is located in the United States or if the headquarters of the company is located in certain “benefit-driven incorporation countries”, or “BDIs”, and that company’s most liquid stock exchange is in the United States. The BDI countries are Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curaçao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten and Turks and Caicos Islands. A U.S.-listed company is not eligible for inclusion within the U.S. equity market if it has been classified by FTSE Russell as a China N share on the rank date of the index reconstitution. A company will be considered a China N share if the following criteria are satisfied: (i) the company is incorporated outside of mainland China, (ii) the company is listed on the NYSE, the Nasdaq or the NYSE American (formerly the NYSE MKT), (iii) the company has its headquarters or establishment in mainland China, with the majority of its revenue or assets derived from the People’s Republic of China, and (iv) the company is controlled by a mainland Chinese entity, company or individual (if the shareholder background cannot be determined with publicly available information, FTSE Russell will consider whether the establishment and origin of the company are in mainland China and whether the company is headquartered in mainland China). An existing China N Share which fails one or more of the following criteria will cease to be classified as a China N share: (i) the company is no longer incorporated outside the People’s Republic of China, (ii) the company is no longer listed on the NYSE, the Nasdaq exchange, or the NYSE American, (iii) the percentages of revenue and assets derived from the People’s Republic of China have both fallen below 45 percent, or (iv) the company is acquired/a controlling stake is held by a non-Mainland Chinese state entity, company or individual. Only asset and revenue data from the most recent annual report is considered when evaluating whether a company should be classified a China N share (i.e., there will be no two year averaging). ADRs and ADSs are not eligible for inclusion in the Russell 3000® Index or the Russell 2000® Index, or consequently, the Russell 2000® Value Index.

In addition, all securities eligible for inclusion in the Russell 3000® Index or the Russell 2000® Index, and consequently, the Russell 2000® Value Index, must trade on an eligible exchange (CBOE (formerly BATS), NYSE, NYSE American (formerly NYSE MKT), NYSE Arca and Nasdaq).

Exclusions from the Russell 2000® Value Index

FTSE Russell specifically excludes the following companies and securities from the Russell 3000® Index and the Russell 2000® Index, and consequently, the Russell 2000® Value Index: (i) preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, depositary receipts, installment receipts and trust receipts; (ii) royalty trusts, U.S. limited liability companies, closed-end investment companies, companies that are required to report Acquired Fund Fees and  Expenses (as defined by the SEC), including business development companies, blank check companies, special-purpose acquisition companies and limited partnerships; (iii) companies with a total market capitalization less than $30 million; (iv) companies with only a small portion of their shares available in the marketplace (companies with less than an absolute 5% of shares available); (v) bulletin board, pink sheets or over-the-counter traded securities, including securities for which prices are displayed on the FINRA ADF; (vi) real estate investment trusts and publicly traded partnerships that generate, or have historically generated, unrelated business taxable income and have not taken steps to block their unrelated business taxable income to equity holders; and (vii) companies with 5% or less of the company’s voting rights in the hands of unrestricted shareholders (existing constituents that do not currently have more than 5% of the company’s voting rights in the hands of unrestricted shareholders have until the June 2023 reconstitution to meet this requirement).

Initial List of Eligible Securities

The primary criterion FTSE Russell uses to determine the initial list of securities eligible for the Russell 3000® Index and the Russell 2000® Index and, consequently, the Russell 2000® Value Index, is total market capitalization, which is calculated by multiplying the total outstanding shares for a company by the market price as of the rank day for those securities being considered at annual reconstitution.  IPOs may be added between constitutions as noted below.  All common stock share classes are combined in determining a company’s total shares outstanding. If multiple share classes have been combined, the number of total shares outstanding will be multiplied by the primary exchange close price and used to determine the company’s total market capitalization. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. Stocks must have a closing price at or above $1.00 on their primary exchange or an eligible secondary exchange on the last trading day of May of each year to be eligible for inclusion in the Russell 3000® Index and the Russell 2000® Index, and consequently, the Russell 2000® Value Index. In order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the rank day in May, it will be considered eligible if the average of the daily closing prices from their primary exchange during the 30 days prior to the rank day is equal to or greater than $1.00. If an existing member does not trade on the rank day, it must price at $1.00 or above on another eligible U.S. exchange to remain eligible.

Multiple Share Classes

If an eligible company trades under multiple share classes or if a company distributes shares of an additional share class to its existing shareholders through a mandatory corporate action, each share class will be reviewed independently for inclusion. Share classes in addition to the primary vehicle (the pricing vehicle) that have a total market capitalization larger than $30 million, an average daily dollar trading value that exceeds that of the global median, and a float greater than 5% of shares available in the market place are eligible for inclusion.

The pricing vehicle will generally be designated as the share class with the highest two-year trading volume as of the rank day. In the absence of two years’ worth of data, all available data will be used for this calculation.  If the difference between trading volumes for each share class is less than 20%, the share class with the most available shares outstanding will be used as the pricing vehicle.  At least 100 day trading volume is necessary to consider the class as a pricing vehicle for existing members.  New members will be analyzed on all available data, even if that data is for less than 100 days.

Determining Style

Russell uses a “non-linear probability” method to determine whether a stock included in the Russell 2000® Index is included in the Russell 2000® Value Index, the Russell 2000® Growth Index, or both. The term “probability” is used to indicate the degree of certainty that a stock belongs in one of those indexes.

Russell uses three variables to determine whether a stock exhibits growth characteristics, value characteristics, or both. One variable—book-to-price ratio—is used to represent a stock’s value characteristics, while two variables—I/B/E/S forecast medium-term growth (2 year) and sales per share historical growth (5 year)—are used to represent a stock’s growth characteristics. Stocks included in the Russell 2000® Index are given a ranking for each variable and these rankings are converted to standardized units, where the value variable represents 50% of the score and the two growth variables represent the remaining 50%. They are then combined to produce a composite value score (“CVS”). Stocks included in the Russell 2000® Index are then ranked by their CVS, and a probability algorithm is applied to the CVS distribution to assign growth and value weights or “probabilities” to each stock. In general, a stock with a higher CVS is considered a value stock, a stock with a lower CVS is considered a growth stock and a stock with a CVS in the middle range is considered to have both growth and value characteristics.

Description of non-linear probability algorithm

Stock A, in Figure 1, is a security with 20% of its available shares assigned to the Russell 2000® Value Index and the remaining 80% assigned to the Russell 2000® Growth Index. The growth and value probabilities will always sum to 100%. Hence, the sum of a stock’s market capitalization in the Russell 2000® Value Index and the Russell 2000® Growth Index will always equal its market capitalization in the Russell 2000® Index.

In Figure 1, the quartile breaks are calculated such that approximately 25% of the available market capitalization lies in each quartile. Stocks at the median are divided 50% in the Russell 2000® Value Index and 50% in the Russell 2000® Growth Index. Stocks below the first quartile are 100% in the Russell 2000® Growth Index. Stocks above the third quartile are 100% in the Russell 2000® Value Index. Stocks falling between the first and third quartile breaks are in both the Russell 2000® Value Index and the Russell 2000® Growth Index to varying degrees depending on how far they are above or below the median and how close they are to the first or third quartile breaks, subject to the 5% rule and the banding rule, as described below.

5% rule

If a stock’s initial weight is more than 95% in either the Russell 2000® Value Index or the Russell 2000® Growth Index, Russell increases its weight to 100% in that index and removes the stock altogether from the other index. As a result of the 5% rule, roughly 70% of the available market capitalization of the Russell 2000® Index is classified as all-growth or all-value. The remaining 30% of stocks have some portion of their market capitalization allocated to the Russell 2000® Value Index and the Russell 2000® Growth Index, depending on their relative distance from the median value score.

Banding rule

In an effort to mitigate unnecessary turnover, Russell implements a banding methodology at the CVS level. If (i) a company’s CVS change from the previous year is less than plus or minus 0.10 and (ii) the company remains in the Russell 2000® Index, then the CVS will not be updated during the next reconstitution process. Keeping the CVS static for these companies does not mean the probability (value/growth) will remain unchanged in all cases due to the relation of a CVS score to the overall index. In the past, this banding methodology has reduced turnover caused by smaller, less meaningful movements while continuing to allow the larger, more meaningful changes to occur.

Market capitalization

The market capitalization of the Russell 2000® Value Index may not equal 50% of the Russell 2000® Index because asymmetry in the capitalization distributions within the second and third quartiles may result in a skewed distribution of CVS. When CVS is normally distributed, each of the Russell 2000® Value Index and the Russell 2000® Growth Index will equal 50% of the Russell 2000® Index.

Missing values, negative values, or low coverage

Stocks with missing or negative values for their book-to-price ratio, missing values for I/B/E/S medium-term growth (2 year) (negative I/B/E/S medium-term growth is valid), or missing sales per share historical growth (5 year) (6 years of quarterly numbers are required), are allocated by using the mean value score of (i) the Russell Global Sectors industry, subsector, or sector group (for the June 2020 rebalance) and (ii) the ICB official sector scheme (for new additions/IPOs starting after the June 2020 rebalance and for the June 2021 rebalance and going forward) into which the company falls in the Russell 2000® Index. Each missing (or in the case of book-to-price ratio, negative) variable is substituted with the mean value score of the industry, subsector or sector group independently. An industry must have five members or the substitution reverts to the subsector, and so forth to the sector. In addition, a weighted value score is calculated for securities with low analyst coverage for I/B/E/S medium-term growth. For securities with coverage by a single analyst, 2/3 of the industry, subsector, or sector group value score is weighted with 1/3 the security’s independent value score. For those securities with coverage by 2 analysts, 2/3 of the independent security’s value score is used and only 1/3 of the industry, subsector, or sector group is weighted.

For those securities with at least three analysts contributing to the I/B/E/S medium-term growth variable, 100% of the independent security’s value score is used.

Annual Reconstitution

The Russell 2000® Index and the Russell 2000® Value Index are reconstituted annually by FTSE Russell to reflect changes in the marketplace. The list of companies is ranked based on total market capitalization on the last trading day in May, with the actual reconstitution occurring on the fourth Friday of June each year. A full calendar for reconstitution is published each spring.

A company’s total shares are multiplied by the primary exchange close price of the pricing vehicle and used to determine the company’s total market capitalization for the purpose of ranking of companies and determination of index membership. If no volume exists on the primary exchange on the rank day, the last trade price from an eligible secondary exchange will be used where volume exists (using the lowest trade price above $1.00 if multiple secondary markets exist). The company’s rank will be determined based on the cumulative market capitalization. As of the June 2016 reconstitution, any share class not qualifying for eligibility independently will not be aggregated with the pricing vehicle within the available shares calculation.

For mergers and spin-offs that are effective between the rank day and the business day immediately before the index lock down takes effect ahead of the annual reconstitution in June, the market capitalizations of the impacted securities are recalculated and membership is reevaluated as of the effective date of the corporate action.  For corporate events that occur during the reconstitution lock down period (which takes effect from the open on the first day of the lock down period onwards), market capitalizations and memberships will not be reevaluated. Non-index members that have been considered ineligible as of rank day will not be reevaluated in the event of a subsequent corporate action that occurs between rank day and the reconstitution effective date.

Index Calculation and Capitalization Adjustments

As a capitalization-weighted index, the Russell 2000® Value Index reflects changes in the capitalization, or market value, of the index stocks relative to the capitalization on a base date. The current Russell 2000® Value Index value is the compounded result of the cumulative daily (or monthly) return percentages, where the starting value of the Russell 2000® Value Index is equal to the base value (1,000) and base date (May 31, 1993). Returns between any two dates can then be derived by dividing the ending period index value (IV1) by the beginning period (IV0) index value, so that the return equals [(IV1 / IV0) –1]*100. To calculate the index value, the market values of the index stocks are added together to arrive at the total market capitalization of the index. The market value of an index stock is equal to the product of (i) the price of such stock times (ii) the number of available shares times (iii) the stock’s value weight or “probability”. The last sale prices will be used for exchange traded and Nasdaq stocks. In the event of a market disruption resulting in any index stock price being unavailable, Russell will generally use the last reported price for such index stock to calculate the index. The index is the total return version of the Russell 2000® Value Index, which means that cash dividends are reinvested across the index on the dividend ex-date as part of the index calculation, as described below under “Corporate Actions Affecting the Index”.

The weight of a stock included in the Russell 2000® Value Index is equal to its weight in the Russell 2000® Index multiplied by its value weight or “probability.” Constituent stocks of the Russell 2000® Index are weighted in the Russell 2000® Index by their free-float market capitalization, which is calculated by multiplying the primary closing price by the number of free-float shares. Free-float shares are shares that are available to the public for purchase as determined by FTSE Russell. Adjustments to shares are reviewed quarterly (including at reconstitution) and for major corporate actions such as mergers. Total shares and adjustments for available shares are based on information recorded in SEC corporate filings.

The following are excluded from free float: shares directly owned by state, regional, municipal and local governments (excluding shares held by independently managed pension schemes for governments); shares held by sovereign wealth funds where each holding is 10% or greater of the total number of shares in issue; shares held by directors, senior executives and managers of the company, and by their family and direct relations, and by companies with which they are affiliated; shares held within employee share plans; shares held by public companies or by non-listed subsidiaries of public companies; shares held by founders, promoters, former directors, founding venture capital and private equity firms, private companies and individuals (including employees) where the holding is 10% or greater of the total number of shares in issue; all shares where the holder is subject to a lock-up clause (for the duration of that clause, after which free float changes resulting from the expiry of a lock-up will be implemented at the next quarterly review subject to the lock-up expiry date occurring on or prior to the share and float change information cut-off date); shares held by an investor, investment company or an investment fund that is actively participating in the management of a company or is holding shares for publicly announced strategic reasons, or has successfully placed a current member to the board of directors of a company; and shares that are subject to ongoing contractual agreements (such as swaps) where they would ordinarily be treated as restricted. In addition, while portfolio holdings such as pension funds, insurance funds or investment companies will generally not be considered as restricted from free float, where a single portfolio holding is 30% or greater it will be regarded as strategic and therefore restricted (and will remain restricted until the holding falls below 30%).

Corporate Actions Affecting the Russell 2000® Value Index

FTSE Russell adjusts the Russell 2000® Value Index on a daily basis in response to certain corporate actions and events. Therefore, a company’s membership in the Russell 2000® Value Index and its weight in the Russell 2000® Value Index can be impacted by these corporate actions. The adjustment is applied based on sources of public information, including press releases and Securities and Exchange Commission filings. Prior to the completion of a corporate action or event, FTSE Russell estimates the effective date. FTSE Russell will then adjust the anticipated effective date based on public information until the date is considered final. Depending on the time on a given day that an action is determined to be final, FTSE Russell will generally either (1) apply the action before the open on the ex-date or (2) apply the action after providing appropriate notice. If FTSE Russell has confirmed the completion of a corporate action, scheduled to become effective subsequent to a rebalance, the event may be implemented in conjunction with the rebalance to limit turnover, provided appropriate notice can be given. FTSE Russell applies the following methodology guidelines when adjusting the Russell 2000® Value Index in response to corporate actions and events:

“No Replacement” Rule — Securities that are deleted from the Russell 2000® Value Index between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell 2000® Value Index over the past year will fluctuate according to corporate activity.

Mergers and Acquisitions

Adjustments due to mergers and acquisitions are applied to the Russell 2000® Value Index after the action is determined to be final. In the event that a constituent is being acquired for cash or is delisted subsequent to an index review, such constituent will be removed from the Russell 2000® Value Index in conjunction with the index review, assuming that the action is determined to be final and a minimum of two days’ notice can be provided.

Between constituents:  When mergers and acquisitions take place between companies that are both constituents of a Russell index for cash, the target company is deleted from the Russell 2000® Value Index at the last traded price. When mergers and acquisitions take place between companies that are both constituents of a Russell index for stock, the target company is deleted from the Russell 2000® Value Index and the shares of the acquiring stock are increased according to the offer terms. When mergers and acquisitions take place between companies that are both constituents of a Russell index for cash or stock or a combination thereof, the target company is deleted from the Russell 2000® Value Index and the shares of the acquiring company are simultaneously increased per the merger terms.

Between a constituent and a non-constituent:  If the target company is a member of the Russell 2000® Value Index, it is deleted from the Russell 2000® Value Index and the acquiring company will be included initially in the Russell 2000® Value Index provided it is eligible in all other respects at the time of the merger, regardless of previous eligibility screenings. If the acquiring company is deemed eligible it will be added to the Russell 2000® Value Index on the effective date and the opening price will be calculated using the offer terms. When the target company is a FTSE Russell Universe member, the shares of the member acquiring company will be updated to reflect the merger. Any share update will be made giving appropriate notice.

Given sufficient market hours after the confirmation of a merger or acquisition, FTSE Russell effects the action after the close on the last day of trading of the target company, or at an appropriate time once the transaction has been deemed to be final.

Rights Offerings — Rights offered to shareholders are reflected in the Russell 2000® Value Index only if the subscription price of the rights is at a discount to the market price of the stock. Provided that FTSE Russell has been alerted to the rights offer prior to the ex-date, it will adjust the price of the stock for the value of the rights and increased shares according to the terms of the offering before the open on the ex-date.

Spin-offs— If the spin-off entity meets the eligibility requirements for the Russell 2000® Index, the spin-off entity will be added to the Russell 2000® Value Index on the ex-date of the distribution. The spin-off entity will be retained in the Russell 2000® Value Index until the next annual reconstitution, when it will be evaluated for inclusion. If the spin-off entity does not meet the eligibility requirements for the Russell 2000® Value Index, the spin-off entity will be added to the Russell 2000® Value Index on the ex-date of the distribution. It will remain in the Russell 2000® Value Index until listing and settlement and then deleted at market price with notice.

Initial Public Offerings — Eligible IPOs are added to the Russell 2000® Index based on total market capitalization ranking within the market-adjusted capitalization breaks established at the most recent annual reconstitution. Any IPO that is added to the Russell 2000® Index will also be added to the Russell 2000® Value Index or the Russell 2000® Growth Index, as applicable, based on its industry’s average style probability established at the latest reconstitution.

An IPO of additional share classes will be considered for eligibility and must meet the same eligibility criteria for all other multiple share classes.  If at the time of the IPO the additional share class does not meet the eligibility criteria for separate index membership, it will not be added to the Russell 2000® Value Index and will subsequently be reviewed for index membership during the next annual reconstitution.

Once IPO additions have been announced, an IPO may be added to the Russell 2000® Value Index prior to the previously announced schedule, if a corporate action has deemed this to be appropriate and notice can be provided (e.g. an index member automatically receives shares via a stock distribution into a projected IPO add).

Tender Offers — A company acquired as a result of a tender offer is removed when (i) (a) offer acceptances reach 90%; (b) shareholders have validly tendered and the shares have been irrevocably accepted for payment; and (c) all pertinent offer conditions have been reasonably met and the acquirer has not explicitly stated that it does not intend to acquire the remaining shares; (ii)  there is reason to believe that the remaining free float is under 5% based on information available at the time; or (iii) following completion of the offer the acquirer has stated intent to finalize the acquisition via a short-form merger, squeeze-out, top-up option or any other compulsory mechanism.

Where the conditions for index deletion are not met, FTSE Russell may implement a free float change based on the reported acceptance results at the expiration of the initial, subsequent or final offer period where (i) the minimum acceptance level as stipulated by the acquiror is met; (ii) shareholders have validly tendered and the shares have been irrevocably accepted for payment; (iii) all pertinent offer conditions have been reasonably met and (iv) the change to the current float factor is greater than 3%. FTSE Russell uses the published results of the offer to determine the new free float of the target company. If no information is published in conjunction with the results from which FTSE Russell can determine which shareholders have and have not tendered, the free float change will reflect the total shares now owned by the acquiring company. A minimum T+2 notice period of the change is generally provided. Any subsequent disclosure on the updated shareholder structure will be reviewed during the quarterly review cycle. If the offer includes a stock consideration, the acquiring company’s shares will be increased proportionate to the free float change of the target company.  If the target company’s free float change is greater than 3%, the associated change to the acquiring company’s shares will be implemented regardless of size. Additionally, if the change to the target company is less than 3%, then no change will be implemented to the target or the acquiring company at the time of the event, regardless of any change to the acquiring company’s shares. The target company will then be deleted as a second-step, if the conditions for deletion are achieved at the expiration of a subsequent offer period.

In the event that a tender offer results in an additional listed and active “tendered” line prior to the tendered shares being accepted and exchanged for settlement, FTSE Russell will generally evaluate the following factors to determine whether to switch to the tendered line: (i) the objective of the offer is to fully acquire and delist the target company (and FTSE Russell is not aware of any obstacles designed to prevent this objective; e.g. there are no major shareholders who have publicly disclosed that they will not be tendering); (ii) the offer is deemed to be successful (i.e. the minimum acceptance threshold has been achieved); (iii) more than 50% of the shares subject to the offer have been tendered; (iv) there is an additional tender offer period to provide a window for index users to tender into the tendered shares’ line; and (v) there are outstanding regulatory or other substantive hurdles preventing the transaction completing immediately at the conclusion of the tender offer, with the results not expected to be known for some time. Index implementation will generally occur immediately after the opening of the additional offer period (with the provision of appropriate notice) – with an informative notice published announcing the change, to supplement the information within the applicable tracker files. In the event that the tendered line is halted prior to index implementation, its close price will be updated to reflect the deal terms until implementation. In the event that the prerequisites for deletion are not achieved and the target company is retained within the Russell 2000® Value Index at a reduced weight, the tendered line will be removed at deal terms (if no active market) with the ordinary line being re-added at a reduced weight at its last close price. In exceptional circumstances, any review changes due to be effective for the companies involved in a tender offer may be retracted if FTSE Russell becomes aware of a tender offer which is due to complete on or around the effective date of such index review changes.

Such exceptional circumstances may include undue price pressure being placed on the companies involved, or if proceeding with the review changes would compromise the replicability of the Russell 2000® Value Index.

Delisted and Suspended Stocks — A stock will be deleted as a constituent if it is delisted from all eligible exchanges. A stock will be deleted if FTSE Russell becomes aware (in its country of assigned nationality) that the stock has become bankrupt, has filed for bankruptcy protection, enters administration, is insolvent or is liquidated, or where evidence of a change in circumstances makes it ineligible for index inclusion. If, however, FTSE Russell becomes aware that a constituent is suspended, index treatment will be determined as follows:

•

if a constituent is declared bankrupt without any indication of compensation to shareholders, the last traded price will be adjusted to zero value and the constituent will be removed from the Russell 2000® Value Index with notice (typically T+2);

•	in all other cases, a constituent will continue to be included in the Russell 2000® Value Index for a period of up to 20 business days at its last traded price;
•

if a constituent continues to be suspended at the end of that 20 business day period (the suspension period), it will be subject to review. FTSE Russell will take into account the stated reasons for the suspension. These reasons may include announcements made by the company regarding a pending acquisition or restructuring, and any stated intentions regarding a date for the resumption of trading. If following review, a decision is taken to remove the constituent, FTSE Russell will provide notice of 20 business days (the notice period) that it intends to remove the constituent, at zero value, at the conclusion of the notice period. If the security has not resumed trading at the conclusion of the notice period, it will be removed with two days’ notice. If during the notice period further details are disclosed as to the reason for a company’s suspension, those reasons (and any possible resumption of trade date) will be taken into account when determining if the company should remain on notice;

•

if a suspended constituent resumes trading on or before the last business day of the notice period, the deletion notice will be rescinded and the constituent will be retained in the Russell 2000® Value Index. However, where the constituent resumes trading after the 40th business day of suspension, the constituent will continue to be removed from the Russell 2000® Value Index as previously announced but in these circumstance the deletion will be implemented at market value unless there are barriers that render a market value irreplicable. In this event, the company will continue to be removed at zero;

•	if the notice period expires in the week preceding an index review, the company will be removed in conjunction with the index review;
•

in certain limited circumstances where the index weight of the constituent is significant and FTSE Russell determines that a market-related value can be established for the suspended constituent, for example because similar company securities continue to trade, deletion may take place at the market-related value instead. In such circumstances, FTSE Russell will set out its rationale for the proposed treatment of the constituent at the end of the suspension period.  The company would then be removed at that value at the end of the notice period;

•

subject to the second following paragraph, if a constituent has been removed from the Russell 2000® Value Index and trading is subsequently restored, the constituent will only be reconsidered for inclusion after a period of 12 months from its deletion. For the purposes of index eligibility it will be treated as a new issue.

For example, if FTSE Russell becomes aware that a U.S. company has filed for Chapter 7 bankruptcy, Chapter 11 bankruptcy protection or a liquidation plan, it will be removed from the Russell 2000® Value Index at the time of filing. If a constituent is removed pursuant to this rule and is not trading, FTSE Russell will remove the stock at a nominal price of $0.0001. If a price on an ineligible market (e.g. OTC) is available, the constituent may be removed using this price.

A company emerging from bankruptcy protection or insolvency will be reconsidered for index inclusion at the next annual reconstitution (i.e., there will be no 12 month exclusion).

A stock will also be deleted if FTSE Russell becomes aware (at a quarterly review) that the price of an existing constituent is considered reaching its minimum permissible trade price. The constituent will be removed from the Russell 2000® Index in line with the review subject to it still being at the minimum permissible trade price up to the start of the quarterly review lock down period. The stock will only be reconsidered for index eligibility after a period of 12 months. from its deletion. For purposes of index eligibility it will be evaluated as a new issue.

Stock Distributions and distributions in specie— A price adjustment for stock distributions is applied on the ex-date of the distribution. Where FTSE Russell is able to value a distribution in specie prior to the ex-date, a price adjustment is made to the company paying the dividend at the open on the ex-date.  If no valuation of the distribution exists prior to the ex-date, no price adjustment is applied.  Where the company whose holders are receiving the distribution is an index member, its shares will be increased according to the terms of the distribution.  If such company is not an index member, the distributed shares will be added to the Russell 2000® Value Index until they have been settled and have listed, at which point they will be removed at the last traded price giving appropriate notice.

Regular Cash Dividends — Regular cash dividends are those paid to shareholders out of a company’s profits or reserves. These cash dividends impact the total return of the Russell 2000® Value Index and are reinvested across the index on the dividend ex-date as part of the total return calculation of the Russell 2000® Value Index.

Special Cash Dividends — If a constituent pays out a special cash dividend, the price of the stock is adjusted to deduct the dividend amount before the open on the ex-date. However, special cash dividends are not included as part of the total return calculation of the Russell 2000® Value Index (i.e., special cash dividends are not reinvested across the Russell 2000® Value Index as regular cash dividends are).

Special Cash Dividends — If a constituent pays out a special cash dividend, the price of the stock is adjusted to deduct the dividend amount before the open on the ex-date. No adjustment for regular cash dividends is made in the price return calculation of the Russell 2000® Value Index.

Updates to Shares Outstanding and Free Float — FTSE Russell reviews the Russell 2000® Value Index quarterly for updates to shares outstanding and to free floats used in calculating the Russell 2000® Value Index. The changes are implemented quarterly in March, June, September and December after the close on the third Friday of such month. The June reconstitution will be implemented on the fourth Friday of June.

In March, September and December shares outstanding and free floats are updated to reflect (i) cumulative share changes greater than 1%, (ii) for constituents with a free float less than or equal to 15%, cumulative free float changes greater than 1%, and (iii) for constituents with a free float greater than 15%, cumulative free float changes greater than 3%. Updates to shares outstanding and free floats will be implemented each June regardless of size (i.e., the percentage change thresholds above will not be applied). FTSE Russell implements the June updates using data sourced primarily from the companies’ publicly available information filed with the Securities and Exchange Commission.

Outside of the quarterly update cycle, outstanding shares and free float will be updated with at least two days’ notice if prompted by primary or secondary offerings if (i) there is a USD $1 billion investable market capitalization change related to a primary/secondary offering measured by multiplying the change to index shares by the subscription price or (ii) there is a resultant 5% change in index shares related to a primary or secondary offering and a USD $250 million investable market capitalization change measured by multiplying the change to index shares by the subscription price. The pricing date will serve as the trigger for implementation; i.e. once FTSE Russell is aware that an offering has priced, the update will be implemented with two days’ notice from market close (contingent on the thresholds described above being triggered). If discovery of the pricing date occurs more than two days after the pricing date, the update will be deferred until the next quarterly review.

In exceptional circumstances, FTSE Russell may defer implementation until after the new shares are listed and with the provision of two days’ notice. An offering may be deemed exceptional if implementation prior to the listing of the new shares may cause undue price pressure on the company, or if proceeding with the changes may compromise the replicability of the index.

If a company distributes shares of an additional share class to its existing shareholders through a mandatory corporate action, the additional share class will be evaluated for separate index membership. The new share class will be deemed eligible if the market capitalization of the distributed shares meets the minimum size requirement (the market capitalization of the smallest member of the Russell 3000E Index from the previous rebalance as adjusted for performance to date). If the additional share class is not eligible at the time of distribution, it will not be added to the Russell 2000® Value Index.

License Agreement between Frank Russell Company (doing business as FTSE Russell) and GS Finance Corp.

Frank Russell Company doing business as FTSE Russell (“Russell”) and Goldman Sachs International have entered into a non-exclusive license agreement, granting GS Finance Corp., in exchange for a fee, permission to use the Russell 2000® Value Index in connection with the offer and sale of the securities. GS Finance Corp. is not affiliated with Russell; the only relationship between Russell and GS Finance Corp. is the licensing of the use of the Russell 2000® Value Index (a trademark of Russell) and trademarks relating to the Russell 2000® Value Index.

GS Finance Corp. does not accept any responsibility for the calculation, maintenance or publication of the Russell 2000® Value Index or any successor index.

The securities are not sponsored, endorsed, sold or promoted by Russell. Russell makes no representation or warranty, express or implied, to the owners of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. Russell’s publication of the Russell 2000® Value Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Value Index is based. Russell’s only relationship to GS Finance Corp. is the licensing of certain trademarks and trade names of Russell and of the Russell 2000® Value Index which is determined, composed and calculated by Russell without regard to GS Finance Corp. or the securities. Russell is not responsible for and has not reviewed the securities nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000® Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the securities.

iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. ("BITC"). The securities are not sponsored, endorsed, sold, or promoted by BITC. BITC makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. BITC has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

SPDR® S&P® Regional Banking ETF

The shares of the SPDR® S&P® Regional Banking ETF (the “ETF”) are issued by the SPDR® Series Trust (the “trust”), a registered investment company.

•	The ETF seeks investment results that, before fees and expenses, correspond generally to the total return performance of the S&P Regional Banks Select Industry Index (the “index”).
•	The ETF’s investment advisor is SSGA Funds Management, Inc. (“SSGA”).
•	The ETF’s shares trade on the NYSE Arca under the ticker symbol “KRE”.
•	The trust’s SEC CIK Number is 0001064642.
•	The ETF’s inception date was June 19, 2006.
•	The ETF’s shares are issued or redeemed only in large blocks of shares called creation units.

We obtained the following fee information, from the SPDR® website without independent verification. SSGA is entitled to receive a management fee from the ETF based on a percentage of the ETF’s average daily net assets at an annual rate of 0.35% of the average daily net assets of the ETF. From time to time, SSGA may waive all or a portion of its fee, although it does not currently intend to do so. SSGA pays all expenses of the ETF other than the management fee, brokerage expenses, taxes, interest, fees and expenses of the independent trustees (including any trustee’s counsel fees), litigation expenses, acquired fund fees and expenses and other extraordinary expenses. As of December 31, 2021, the gross expense ratio of the ETF was 0.35% per annum.

For additional information regarding the trust or SSGA, please consult the reports (including the Semi-Annual Report to Shareholders on Form N−CSRS for the period ended December 31, 2021) and other information the trust files with the SEC. In addition, information regarding the ETF (including the top ten holdings and weights and sector weights), may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the SPDR® website at ssga.com/us/en/individual/etfs/funds/spdr-sp-regional-banking-etf-kre. We are not incorporating by reference the website, the sources listed above or any material they include in this pricing supplement.

Investment Objective and Strategy

The ETF seeks to provide investment results that correspond generally to the total return performance, before fees and expenses, of the S&P Regional Banks Select Industry Index (the “index”). Prior to October 24, 2011, the ETF’s investment strategy sought to track the total return performance, before fees and expenses, of an index different from the S&P Regional Banks Select Industry Index. Performance of the ETF prior to October 24, 2011 is therefore based on the ETF’s investment strategy with respect to the prior index, the KBW Regional Banking Index.

The ETF uses a representative sampling strategy to try to achieve its investment objective, which means that the ETF is not required to purchase all of the securities represented in the index. Instead, the ETF may purchase a subset of the securities in the index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the index. Under normal market conditions, the ETF generally invests substantially all, but at least 80%, of its total assets in the securities comprising the index. The ETF will provide shareholders with at least 60 days’ notice prior to any change in this 80% investment policy. In addition, the ETF may invest in equity securities not included in the index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSGA). Futures contracts (a type of derivative instrument) may be used by the ETF in seeking performance that corresponds to the index and in managing cash flows. Also, the ETF may lend securities representing up to 40% of the value of the ETF's net assets.

In certain situations or market conditions, the ETF may temporarily depart from its normal investment policies and strategies provided that the alternative is consistent with the ETF’s investment objective and is in the best interest of the ETF. For example, the ETF may make larger than normal investments in derivatives to maintain exposure to the index if it is unable to invest directly in a component security.

The board may change the ETF’s investment strategy, index and other policies without shareholder approval. The board may also change the ETF’s investment objective without shareholder approval.

Notwithstanding the ETF’s investment objective, the return on your notes will not reflect any dividends paid on the ETF shares, on the securities purchased by the ETF or on the securities that comprise the index.

Correlation

Although SSGA seeks to track the performance of the index (i.e., achieve a high degree of correlation with the index), the ETF’s return may not match the return of the index. The ETF incurs a number of operating expenses not applicable to the index, and incurs costs in buying and selling securities. In addition, the ETF may not be fully invested at times, generally as a result of cash flows into or out of the ETF or reserves of cash held by the ETF to meet redemptions. SSGA may attempt to track the index return by investing in fewer than all of the securities in the index, or in some securities not included in the index, potentially increasing the risk of divergence between the ETF’s return and that of the index.

Industry Concentration Policy

The ETF’s assets will generally be concentrated in an industry or group of industries to the extent that the index concentrates in a particular industry or group of industries. By focusing its investments in a particular industry or sector, financial, economic, business, and other developments affecting issuers in that industry, market, or economic sector will have a greater effect on the ETF than if it had not focused its assets in that industry, market or economic sector, which may increase the volatility of the ETF.

Share Prices and the Secondary Market

The trading prices of shares of the ETF will fluctuate continuously throughout trading hours based on market supply and demand rather than the ETF’s net asset value, which is calculated at the end of each business day. The trading prices of the ETF’s shares may differ (and may deviate significantly during periods of market volatility) from the ETF’s daily net asset value. In addition, the issuance or redemption of ETF shares to or from certain institutional investors, which are done only in large blocks of at least 50,000, may cause temporary dislocations in the market price of the shares.

S&P Regional Banks Select Industry Index

The S&P Regional Banks Select Industry Index (Bloomberg symbol, “SPSIRBKT Index”) is managed by S&P Dow Jones Indices LLC (“S&P”) and is a modified equal-weighted index that is designed to measure the performance of stocks in the S&P Total Market Index that both (i) are classified under the Global Industry Classification Standard (“GICS®”) in the regional banks sub-industry and (ii) satisfy certain liquidity and market capitalization requirements. The S&P Total Market Index tracks all eligible U.S. common stocks listed on the NYSE, NYSE Arca, NYSE American (formerly NYSE MKT), Nasdaq Global Select Market, Nasdaq Select Market, Nasdaq Capital Market,

Cboe BZX (formerly Bats BZX), Cboe BYX (formerly Bats BYX), Cboe EDGA (formerly Bats EDGA) or Cboe EDGX (formerly Bats EDGX). The index is one of the 21 sub-industry sector indices S&P maintains that are derived from a portion of the stocks comprising the S&P Total Market Index. An equal-weighted index is one where every stock or company has the same weight in the index. As such, the index must be rebalanced from time to time to re-establish the proper weighting.

The ETF tracks the performance of the total return version of the index. A total return index represents the total return earned in a portfolio that tracks the price index and reinvests dividend income in the overall index, not in the specific stock paying the dividend. The difference between the price return calculation and the total return calculation is that, with respect to the price return calculation, changes in the index level reflect changes in stock prices, whereas with respect to the total return calculation of the index, changes in the index level reflect both movements in stock prices and the reinvestment of dividend income. Notwithstanding that the ETF tracks the performance of the total return version of the index, the return on your notes will not reflect any dividends paid on the ETF shares, on the securities purchased by the ETF or on the securities that comprise the index.

Eligibility for Inclusion in the Index

Selection for the index is based on a company’s GICS® classification, as well as liquidity and market capitalization requirements. In addition, only U.S. companies are eligible for inclusion in the index. GICS® classifications are determined by S&P using criteria it has selected or developed. Index and classification system sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

To qualify for membership in the index, at each quarterly rebalancing a stock must satisfy the following criteria: (i) be a member of the S&P Total Market Index; (ii) be assigned to the regional banks sub-industry; and (iii) meet one of the following float-adjusted market capitalization (FAMC) and float-adjusted liquidity ratio (FALR) requirements: (a) be a current constituent of the index and have a FAMC greater than or equal to $300 million and have a FALR greater than or equal to 50%; (b) have an FAMC greater than or equal to $500 million and a FALR greater than or equal to 90%; or (c) have an FAMC greater than or equal to $400 million and a FALR greater than or equal to 150%. The FALR is defined as the annual dollar value traded over the previous 12 months divided by the FAMC as of the index’s rebalancing reference date.

All stocks in the related GICS® sub-industry satisfying the above requirements are included in the index and the total number of stocks in the index should be at least 35. If there are fewer than 35 stocks in the index, the market capitalization requirements may be relaxed to reach at least 22 stocks.

With respect to liquidity, the length of time to evaluate liquidity is reduced to the available trading period for companies that recently became public or companies that were spun-off from other companies, the stocks of which therefore do not have 12 months of trading history.

Calculation of the Total Return of the Index

The ETF tracks the performance of the “total return” version of the index. The total return calculation begins with the price return of the index. The price return index is calculated as the index market value divided by the divisor. In an equal-weighted index like the index, the market capitalization of each stock used in the calculation of the index market value is redefined so that each stock has an equal weight in the index on each rebalancing date. The adjusted market capitalization for each stock in the index is calculated as the product of the stock price, the number of shares outstanding, the stock’s float factor and the adjustment factor.

A stock’s float factor refers to the number of shares outstanding that are available to investors. S&P indices exclude shares closely held by control groups from the index calculation because such shares are not available to investors. For each stock, S&P calculates an Investable Weight Factor (IWF) which is the percentage of total shares outstanding that are included in the index calculation.

The adjustment factor for each stock is assigned at each rebalancing date and is calculated by dividing a specific constant set for the purpose of deriving the adjustment factor (often referred to as modified index shares) by the number of stocks in the index multiplied by the float adjusted market value of such stock on such rebalancing date.

Adjustments (i.e. modifications) are also made to ensure that no stock in the index will have a weight that exceeds the value that can be traded in a single day for a theoretical portfolio of $2 billion. Theoretical portfolio values are reviewed annually and any updates are made at the discretion of the index committee, as defined below.

The maximum basket liquidity weight for each stock in the index will be calculated using the ratio of its three-month median daily value traded to the theoretical portfolio value of $2 billion. Each stock’s weight in the index is then compared to its maximum basket liquidity weight and is set to the lesser of (1) its maximum basket liquidity weight or (2) its initial equal weight. All excess weight is redistributed across the index to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the index has a weight greater than 4.5%. No further adjustments are made if the latter step would force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. If the index contains exactly 22 stocks as of the rebalancing effective date, the index will be equally weighted without basket liquidity constraints.

If a company has more than one share class line in the S&P Total Market Index, such company will be represented once by the designated listing (generally the share class with both (i) the highest one-year trading liquidity as defined by median daily value traded and (ii) the largest FAMC). S&P reviews designated listings on an annual basis and any changes are implemented after the close of the third Friday in September. The last trading day in July is used as the reference date for the liquidity and market capitalization data in such determination. Once a listed share class line is added to the index, it may be retained in the index even though it may appear to violate certain constituent addition criteria. For companies that issue a second publicly traded share class to index share class holders, the newly issued share class line will be considered for inclusion if the event is mandatory and the market capitalization of the distributed class is not considered to be de minimis.

The index is calculated by using the divisor methodology used in all S&P equity indices. The initial divisor was set to have a base value of 1,000 on June 20, 2003. The index level is the index market value divided by the index divisor. In order to maintain index series continuity, it is also necessary to adjust the divisor at each rebalancing. Therefore, the divisor (after rebalancing) equals the index market value (after rebalancing) divided by the index value before rebalancing. The divisor keeps the index comparable over time and is one manipulation point for adjustments to the index, which we refer to as maintenance of the index.

Once the price return index has been calculated, the total return index is calculated. First, the total daily dividend for each stock in the index is calculated by multiplying the per share dividend by the number of shares included in the index. Dividends are reinvested in the index after the close on the ex-date for such dividend. Then the index dividend is calculated by aggregating the total daily dividends for each of the index stocks (which may be zero for some stocks) and dividing by the divisor for that day. Next the daily total return of the index is calculated as a fraction minus 1, the numerator of which is the sum of the index level plus the index dividend and the denominator of which is the index level on the previous day. Finally, the total return index for that day is calculated as the product of the value of the total return index on the previous day times the sum of 1 plus the index daily total return for that day.

Maintenance of the Index

The composition of the index is reviewed quarterly. Rebalancing occurs quarterly after the closing of the relevant U.S. trading markets on the third Friday of the month ending that quarter. The reference date for additions and deletions is after the closing of the last trading day of the previous month. Closing prices as of the second Friday of the rebalancing month are used for setting index weights. Existing stocks in the index are removed at the quarterly rebalancing if either their FAMC falls below $300 million or their FALR falls below 50%. A stock will also be deleted from the index if the S&P Total Market Index deletes that stock. Stocks are added between rebalancings only if a company deletion causes the number of stocks in the index to fall below 22. The newly added stock will be added to the index at the weight of the deleted stock. If the stock was deleted at $0.00, the newly added stock will be added at the deleted stock’s previous day’s closing value (or the most immediate prior business day that the deleted stock was not valued at $0.00) and an adjustment to the divisor will be made (only in the case of stocks removed at $0.00). At the next rebalancing, the index will be rebalanced based on the eligibility requirements and equal-weight methodology discussed above. In the case of GICS® changes, where a stock does not belong to the regional banks sub-industry after the classification change, it is removed from the index on the next rebalancing date.

In the case of mergers involving two index constituents, the merged entity will remain in the index provided that it meets all general eligibility requirements.

Adjustments are made to the index in the event of certain corporate actions relating to the stocks included in the index, such as spin-offs, rights offerings, stock splits and special dividends, as specified below.

The table below summarizes the types of index maintenance adjustments:

Corporate Action	Treatment
Company addition/deletion

Addition Only

Stocks are added between rebalancings only if a deletion in the index causes the stock count to fall below 22. In those cases, each stock deletion is accompanied with a stock addition.

Deletion Only

The weights of all stocks in the index will proportionately change, due to the absolute change in the number of index constituents. Relative weights will stay the same. The index divisor will change due to the net change in the index market capitalization.

Change in shares outstanding	Shares outstanding changes are offset by an adjustment factor (AWF). There is no change to the index market capitalization and no divisor adjustment.
Split/Reverse Split	Shares outstanding are adjusted by split ratio. Stock price is adjusted by split ratio. There is no change to the index market capitalization and no divisor adjustment.
Spin-off

In general, both the parent and spinoff company will remain in the index until the subsequent rebalancing. The spin-off company is added to the index at a zero price at the close of the day before the ex-date. No price adjustment is applied to the parent and there is no divisor change. If the spin-off company is dropped from the S&P Total Market Index, the weight of the spun-off company is added back to the parent stock’s weight after at least one day of trading.

Change in IWF	IWF changes are offset by an adjustment factor. There is no change to the index market capitalization and no divisor adjustment.
Ordinary dividend

When a company pays an ordinary cash dividend, also referred to as a regular cash dividend, the index does not make any adjustments to the price or shares of the stock. As a result there are no divisor adjustments to the index. Ordinary dividends are reinvested across the index.

Special dividend	The stock price is adjusted by the amount of the dividend. The net change to the index market capitalization causes a divisor adjustment.
Rights offering

All rights offerings that are in the money on the ex-date are applied under the assumption the rights are fully subscribed. The stock price is adjusted by the value of the rights and the shares outstanding are increased by the rights ratio. The change in price and shares is offset by an adjustment factor to keep the index market capitalization (stock weight) unchanged. There is no change to the index market capitalization and no divisor adjustment.

Index Committee

An index committee (the “index committee”) maintains the index and consists of full-time professional members of S&P staff. At regular meetings, the index committee reviews pending corporate actions that may affect index constituents, statistics comparing the composition of the indices to the market, companies that are being considered as candidates for additions to the index and any significant market events. The index committee may also revise index policy, such as the rules for selecting constituents, the treatment of dividends, share counts or other matters.

Unexpected Exchange Closures

An unexpected market/exchange closure occurs when a market/exchange fully or partially fails to open or trading is temporarily halted. This can apply to a single exchange or to a market as a whole, when all of the primary exchanges are closed and/or not trading. Unexpected market/exchange closures are usually due to unforeseen circumstances, such as natural disasters, inclement weather, outages, or other events.

To a large degree, S&P is dependent on the exchanges to provide guidance in the event of an unexpected exchange closure. S&P’s decision making is dependent on exchange guidance regarding pricing and mandatory corporate actions.

NYSE Rule 123C provides closing contingency procedures for determining an official closing price for listed securities if the exchange is unable to conduct a closing transaction in one or more securities due to a system or technical issue.

3:00 PM ET is the deadline for an exchange to determine its plan of action regarding an outage scenario. As such, S&P also uses 3:00 PM ET as the cutoff.

If all major exchanges fail to open or unexpectedly halt trading intraday due to unforeseen circumstances, S&P will take the following actions:

Market Disruption Prior to Open of Trading:

(i)

If all exchanges indicate that trading will not open for a given day, S&P will treat the day as an unscheduled market holiday. The decision will be communicated to clients as soon as possible through the normal channels. Indices containing multiple markets will be calculated as normal, provided that at least one market is open that day. Indices which only contain closed markets will not be calculated.

(ii)	If exchanges indicate that trading, although delayed, will open for a given day, S&P will begin index calculation when the exchanges open.

Market Disruption Intraday:

(i)

If exchanges indicate that trading will not resume for a given day, the index level will be calculated using prices determined by the exchanges based on NYSE Rule 123C. Intraday index values will continue to use the last traded composite price until the primary exchange publishes official closing prices.

“SPDR®” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and have been licensed for use by S&P Dow Jones Indices LLC. The offered notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or their respective affiliates, and neither S&P Dow Jones Indices LLC, Dow Jones, S&P or their respective affiliates make any representation regarding the advisability of investing in the offered notes.

Historical Closing Levels of the Underliers

The closing levels of the underliers have fluctuated in the past and may, in the future, experience significant fluctuations. In particular, the underliers have recently experienced extreme and unusual volatility. Any historical upward or downward trend in the closing level of any underlier during the period shown below is not an indication that such underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical closing levels of an underlier as an indication of the future performance of an underlier, including because of the recent volatility described above. We cannot give you any assurance that the future performance of any underlier will result in you receiving the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underliers. Before investing in the offered notes, you should consult publicly available information to determine the relevant underlier levels between the date of this pricing supplement and the date of your purchase of the offered notes and, given the recent volatility described above, you should pay particular attention to recent levels of the underliers. The actual performance of an underlier over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical levels shown below.

The graphs below show the daily historical closing levels of each underlier from January 1, 2017 through March 31, 2022. As a result, the following graphs do not reflect the global financial crisis which began in 2008, which had a materially negative impact on the price of most equity securities and, as a result, the level of most equity ETFs. We obtained the levels in the graphs below from Bloomberg Financial Services, without independent verification.

Historical Performance of the iShares® Russell 2000 Value ETF

Closing Level
200
175
150
125
100
75
50
25
0
Jan-2017
Jan-2018
Jan-2019
Jan-2020
Jan-2021
Jan-2022

Historical Performance of the SPDR® S&P® Regional Banking ETF

Closing Level
90
80
70
60
50
40
30
20
10
0
Jan-2017
Jan-2018
Jan-2019
Jan-2020
Jan-2021
Jan-2022

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sidley Austin LLP, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc. In addition, it is the opinion of Sidley Austin LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

●	a dealer in securities or currencies;
●	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
●	a bank;
●	a life insurance company;
●	a regulated investment company;
●	an accrual method taxpayer subject to special tax accounting rules as a result of its use of financial statements;
●	a tax exempt organization;
●	a partnership;
●	a person that owns a note as a hedge or that is hedged against interest rate risks;
●	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or
●	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:

●	a citizen or resident of the United States;
●	a domestic corporation;
●	an estate whose income is subject to U.S. federal income tax regardless of its source; or
●

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Tax Treatment. You will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize your notes for all tax purposes as pre-paid derivative contracts in respect of the underliers. Except as otherwise stated below, the discussion below assumes that the notes will be so treated.

Upon the sale, exchange, redemption or maturity of your notes, you should recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or maturity and your tax basis in your notes. Your tax basis in your notes will generally be equal to the amount that you paid for the notes. Such capital gain or loss should generally be short-term capital gain or loss if you hold the notes for one year or less, and should be long-term capital gain or loss if you hold the notes for more than one year. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

In addition, the constructive ownership rules of Section 1260 of the Internal Revenue Code could possibly apply to your notes. If your notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale, exchange, redemption or maturity of your notes would be re-characterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such re-characterized capital gain) to the extent that such capital gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code). Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment debt instruments.

Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield — i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes — and then determining a payment schedule as of the applicable original issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment debt instruments apply, any gain you recognize upon the sale, exchange, redemption or maturity of your notes would be treated as ordinary interest income. Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, as capital loss.

If the rules governing contingent payment debt instruments apply, special rules would apply to persons who purchase a note at other than the adjusted issue price as determined for tax purposes.

It is also possible that your notes could be treated in the manner described above, except that any gain or loss that you recognize at maturity or redemption would be treated as ordinary gain or loss. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for U.S. federal income tax purposes.

It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above. You should consult your tax advisor as to possible alternative characterizations of your notes for U.S. federal income tax purposes.

Possible Change in Law

In 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there will be no interest payments over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes.

In addition, on December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as the offered notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

Non-United States Holders

This section applies to you only if you are a non-United States holder. You are a non-United States holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:

●	a nonresident alien individual;
●	a foreign corporation; or
●	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus under "United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — Non-United States Holders" with respect to payments on your notes and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities — Non-United States Holders” in the accompanying prospectus.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effect, that would cause payments on your notes at maturity or redemption to be subject to withholding, even if you comply with certification requirements as to your foreign status.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity or redemption with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective non-United States holders of the notes should consult their tax advisors in this regard.

In addition, the Treasury Department has issued regulations under which amounts paid or deemed paid on certain financial instruments (“871(m) financial instruments”) that are treated as attributable to U.S.-source dividends could be treated, in whole or in part depending on the circumstances, as a “dividend equivalent” payment that is subject to tax at a rate of 30% (or a lower rate under an applicable treaty), which in the case of any amounts you receive upon the sale, exchange, redemption or maturity of your notes, could be collected via withholding. If these regulations were to apply to the notes, we may be required to withhold such taxes if any U.S.-source dividends are paid on the underliers during the term of the notes. We could also require you to make certifications (e.g., an applicable Internal Revenue Service Form W-8) prior to the maturity of the notes in order to avoid or minimize withholding obligations, and we could withhold accordingly (subject to your potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory. If withholding was required, we would not be required to pay any additional amounts with respect to amounts so withheld. These regulations generally will apply to 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) issued (or significantly modified and treated as retired and reissued) on or after January 1, 2023, but will also apply to certain 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) that have a delta (as defined in the applicable Treasury regulations) of one and are issued (or significantly modified and treated as retired and reissued) on or after January 1, 2017. In addition, these regulations will not apply to financial instruments that reference a “qualified index” (as defined in the regulations). We have determined that, as of the issue date of your notes, your notes will not be subject to withholding under these rules. In certain limited circumstances, however, you should be aware that it is possible for non-United States holders to be liable for tax under these rules with respect to a combination of transactions treated as having been entered into in connection with each other even when no withholding is required. You should consult your tax advisor concerning these regulations, subsequent official guidance and regarding any other possible alternative characterizations of your notes for U.S. federal income tax purposes.

Foreign Account Tax Compliance Act (FATCA) Withholding

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to the FATCA withholding rules.

Supplemental plan of distribution; conflicts of interest

See “Supplemental Plan of Distribution” on page S-49 of the accompanying general terms supplement no. 2,913 and “Plan of Distribution — Conflicts of Interest” on page 129 of the accompanying prospectus. GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $20,000.

GS Finance Corp. will sell to GS&Co., and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of 0.5% of the face amount. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder. We have been advised that GS&Co. will also pay a fee in connection with the distribution of the notes to SIMON Markets LLC, a broker-dealer affiliated with GS Finance Corp.

We will deliver the notes against payment therefor in New York, New York on April 5, 2022. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

The notes will not be listed on any securities exchange or interdealer quotation system.

VALIDITY OF THE NOTES AND GUARANTEE

In the opinion of Sidley Austin llp, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by GS Finance Corp., such notes have been authenticated by the trustee pursuant to the indenture, and such notes have been delivered against payment as contemplated herein, (a) such notes will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) the guarantee with respect to such notes will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated February 23, 2021, which has been filed as Exhibit 5.6 to the registration statement on Form S-3 filed with the Securities and Exchange Commission by GS Finance Corp. and The Goldman Sachs Group, Inc. on February 23, 2021.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying general terms supplement no. 2,913, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying general terms supplement no. 2,913, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying general terms supplement no. 2,913, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

$1,277,000

GS Finance Corp.

Autocallable ETF-Linked Notes due 2027

guaranteed by

The Goldman Sachs Group, Inc.

Goldman Sachs & Co. LLC